



Let's make the world a happier place, one message at a time.

bhapi





Michael Esber · 3rd
Chief Executive Officer at bhapi
Greater Sydney Area · **Contact info**

500+ connections

bhapi **bhapi**

Charles Sturt University

Experience



Chief Executive Officer
bhapi · Full-time
Jul 2021 – Present · 7 mos
Wilmington, Delaware, United States

Ambassador of quan and CEO of bhapi a family focused safe social media platform.



bhapi - an exciting new safe social media...



Head of Technology
Wontok · Part-time
Jul 2020 – Present · 1 yr 7 mos
Sydney, New South Wales, Australia

Wontok is a global cyber security company that's passionate about empowering organisations to help them and their customers protect themselves online. We provide data and device security solutions that are simple to implement, non-intrusive and fill the gaps left by conventional security offerings. Big brands like Telstra and Verizon trust Wontok fo ...see more



Chief Technology Officer
Lodex Australia · Full-time
Aug 2018 – Jul 2019 · 1 yr
Australia

Lodex is the world's first real-time, completely transparent marketplace for retail lending and deposit products powered by API's and Data. Our vision is to create a fair and transparent market for consumers. The Lodex model harnesses new technology to shift the power from business to consumer and aims to be accessible, fair and inclusive for all.



Chief Technology Officer
Ladbrokes Australia · Full-time
Jul 2017 – Dec 2017 · 6 mos
Brisbane, Australia

Ladbrokes strives to be the most innovative bookmaker in Australia; offering a superior user experience across desktop and mobile platforms, with software that has been specifically developed for Australia, one of the most sophisticated markets in the world.



Managing Director
Xuenn Pte Ltd · Full-time
Jul 2016 – Jul 2017 · 1 yr 1 mo
Taipei City, Taiwan

Xuenn is a provider of leading edge, dynamic, innovative digital transformation solutions. Xuenn scalable solutions are designed to comply with the specific needs and requirements of our clients. Xuenn also provides SaaS and PaaS services and always aims for the end-product to exceed the expectations of our clients. Xuenn services do not end with the launc ...see more

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Education



Charles Sturt University
Bachelor, Information Technology
2000 – 2006



TAFE SA
Diploma, Business
1993 – 1996

Licenses & certifications



Certified Data Privacy Solutions Engineer (CDPSE)
ISACA
Issued Oct 2020 · No Expiration Date
Credential ID 2008589

See credential



BTA Certified Blockchain Solution Architect
Blockchain Training Alliance
Issued Jul 2018 · No Expiration Date
Credential ID
0x0d9554cb95cc93da5f2cfd7789726843a8559027bac70c2d4236ba2d1ad13345

See credential



Certified Information Systems Auditor (CISA)
ISACA
Issued Mar 2013 · No Expiration Date
Credential ID 13107600

See credential

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